

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Jinghe Zhang, Chief Executive Officer
Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)
16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road,
Nankai District, Tianjin, PRC

>   **Re: G2 Ventures, Inc.**
>   **Form 8-K**
>   **Filed on October 7, 2010**
>   **File: 333-108715**

Dear Mr. Zhang:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Given the large number of outstanding comments, please file an amended Form 8-K to address the comments below in addition to the revisions provided in your supplemental response dated December 23, 2010, as opposed to providing supplemental draft disclosure is a response letter. Please note that we may have additional comments to proposed changes in your response letter, depending upon the actual changes made in the amended Form 8-K.

2.   We note that you have responded that you will revise your Form 8-K to address many of our comments, but you do not provide specific draft disclosure. We are unable to determine whether your prospective changes address our concerns. We reissue comments 10, 13, 17, 21, 37-42, 44-46, 48, and 50 of our letter dated November 5, 2010.

Entry into a Material Definitive Agreement, page 5

3.   We note your response to comment four of our letter dated November 5, 2010, and we reissue it. Mr. Zhang Jinghe owns 99% of the Joway Group and held a controlling interest prior to the creation of Junhe Consulting and Dynamic Elite. Please revise your current report to clarify the consideration Mr. Zhang Jinghe received in order to enter into the VIE agreements which transferred the economic benefits and control of the Joway Group to Crystal Globe and its subsidiaries. Also, please revise to clarify the circumstances or agreements that led Mr. Zhang Jinghe to become the executive director of Junhe Consulting. Clarify who controlled Crystal Globe when it owned Dynamic Elite, and to the extent that Mr. Zhang Jinghe retains any beneficial ownership of the shares of Crystal Globe, please revise accordingly. To the extent that there are any agreements, written or otherwise, regarding the ownership or control of Crystal Globe, please disclose and file as exhibits.

4.   We note your response to comment five of our letter dated November 5, 2010, and we reissue it. Please incorporate your response in your amended Form 8-K/A as to the estimated option price. Also, please clarify whether Mr. Zhang Jinghe, as the executive director of Junhe Consulting, has sole discretion in exercising the option.

5.   We partially reissue comment six of our letter dated November 5, 2010. Please disclose any relationships, connections or agreements between Crystal Globe and Zhang Jinghe.

Corporate Structure and History, page 6

6.   We reissue comment eight of our letter dated November 5, 2010. Please revise to disclose the material terms of the July 25, 2010 and July 28, 2010 share acquisition agreements with Chen Jingyum and Wang Aiying to sell their shares to the Joway Group.

7.   We note your response to comment 11 of our letter dated November 5, 2010, and we reissue it in part. Please revise to briefly describe the Law of the People's Republic of China on Wholly Foreign-Owned Enterprises and explain why such local approval is needed under the regulation.

Description of Business, page 9

8.   We note your response to comments 12 and 15 of our letter dated November 5, 2010, and we reissue them. We have reviewed your documents that you submitted and are unable to locate any references that "tourmaline is believed to have the advantage of improving human body circulation, relieving stress, increasing mental alertness and strengthening the immune system function." Please provide us supplementally with a table clearly providing each factual or statistical statement from the Form 8-K and the specific location in the source cited for that statement or remove such disclosure. To the extent

that you cite to information regarding tourmaline gemstone, please provide the basis for believing this information also applies to liquid tourmaline or provide a citation to support your belief that liquid tourmaline provides the same function and benefits as tourmaline gemstone.

9.   We note your response to comment 14 of our letter dated November 5, 2010, and we reissue it. Please advise us the identity of the supplier that used the "Joway Group" name on your website address http://en.joway.cn/page/html/index.php. Also, please revise to clarify the relationship between the firms, its use of the Joway group name in other situations, and whether there is any confusion as to the two entities. To the extent that you used this website, please explain, as the information on the website appeared to be that of a supplier.

10.   Please incorporate your response to comment 22 of our letter dated November 5, 2010 in your amended report.

11.   We note your response to comment 23 of our letter dated November 5, 2010, and we reissue it. Please revise to provide a more thorough explanation how the environmental laws that are listed in your response apply to the Company and explain why your environmental compliance costs are minimal. For instance, you do not explain if the manufacturer of tourmaline related products do not result in waste pollution, or if you are exempt from such environmental laws, etc.

12.   We note your VIE agreements involve the Joway Group and Junhe Consulting. Please explain whether these VIE agreements have been approved by the appropriate regulatory authorities. We note your proposed revisions in Exhibit A only refer to the approval of the foreign ownership of Junghe Consulting by Dynamic Elite.

Risk Factors, page 29

13.   We note from your response to our prior comments 24 through 29 that your financial statements are prepared in accordance with Chinese GAAP and your CFO is responsible for reviewing the adjustments made to the financial statements to convert them to U.S. GAAP. In addition, you state that your CFO's U.S. GAAP experience was obtained from working for a U.S. listed company. Please provide us with a detailed discussion of the relevant education and ongoing training your CFO has had related to U.S. GAAP.

14.   We note from your response to our prior comments 24 through 29 that your CFO is responsible for reviewing the adjustments made to the financial statements to convert them to U.S. GAAP. Please tell us the following as it relates to the individuals who are actually preparing the U.S. GAAP financial statements:
        a)   what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
        b)   what relevant education and ongoing training he or she has had relating to U.S.

GAAP;

c) the nature of his or her contractual or other relationship to you;

d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

15. Based on your responses to our prior comments 24 through 29 regarding the preparation of your financial statements and management's assessment of your internal control over financial reporting, please revise your risk factors that describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Management's Discussion and Analysis and Plan of Operation, page 42

16. We reissue comment 30 of our letter dated November 5, 2010. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Liquidity and Capital Resources, page 46

17. We note your response to comment 36 of our letter dated November 5, 2010, and we reissue it. It appears that the CITIC trust investment relates to the periods covered by your financial statements and management's discussion and analysis included with your

Form 8-K. Thus, please provide a more detailed description of the investment trust product and file it as an exhibit, or provide us with an analysis why such disclosure is not necessary.

Executive Compensation, page 59

18.   We note your response to comment 43 of our letter dated November 5, 2010, and we reissue the comment. Please revise to clarify whether the Company had any intention existed, at the time of the reverse merger transaction, to implement a "comprehensive compensation program" and provide a more detailed description of such plans. If the Company did not design a prospective compensation plan with such details, as opposed to implementing such a plan, please clearly revise your disclosure accordingly. Based on your response, it is unclear whether such a plan existed and was abandoned, or whether a prospective compensation plan never existed.

Certain Relationships and Related transactions, page 62

19.   We reissue comment 44 of our letter dated November 5, 2010. Please provide the disclosure required by Item 404 of Regulation S-K regarding the VIE agreements in this section, as opposed to a cross-reference.

Unregistered Sales of Equity Securities, page 68

20.   We note your response to comment 52 of our letter dated November 5, 2010, and we reissue it in part. Please revise to provide the facts that were relied upon to make an exemption under Regulation S available for your sale of unregistered securities to Crystal Globe.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Organization, page F-6

21.   We note your response to our prior comment 55 which indicates that the financial operations of Tianjin Joway Shengshi Group Co., Ltd. ("Tinjian") were included for all periods presented in Dynamic Elite's financial statements because the transaction in which Dynamic Elite obtained control of Tianjin was accounted for as a reorganization of entities under common control. However, your response to our prior comment 56 states the operations of Tianjin were consolidated by contract under FASB ASC 810-10-15. Please respond to the following:

•   If you believe the operations of Tianjin are included in the financial statements of Dynamic as a result of a reorganization of entities under common control, please provide a detailed discussion of the relationship between these entities before and after you obtained control, including the level of ownership of the parties involved in the transaction.

- If you believe the operations of Tianjin are included in the financial statements of Dynamic Elite as a result of consolidation by contract then please tell us how your evaluation of this guidance supports your accounting treatment (i.e., the presentation of consolidated historical financial statements) for the period prior to the date on which you entered into contractual agreements with Tianjin Junhe Enterprise Management Consulting Co., Ltd.

Exhibits

22.   We note your response to comment 64 of our letter dated November 5, 2010, and we reissue it. These exhibits do not appear to be complete documents and appear to be missing terms. For example, Exhibit 10.13 includes references to "Refer to List" in the Quantity column. Please advise us what list is being referred to and whether it is part of the sales contract as an attachment, exhibit, or schedule. If yes, please file the complete document, as required by Item 601 of Regulation S-K.

You may contact Ethan Horowitz at (202) 551-3311 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director